Exhibit 99.3

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Christine DE CHAMPEAUX

Tel.: +33 (0) 1 47 44 47 49

Michaël CROCHET-VOUREY

Tel.: + 33 (0) 1 47 44 81 33

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Phénélope SEMAVOINE

Tel.: + 33 (0) 1 47 44 76 29

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

TOTAL S.A.

Capital 5.896.359.120 euros

542 051 180 R.C.S. Nanterre

www.total.com

Total introduces Total access

Paris, September 9, 2011 - Total is introducing Total access, a new service station concept combining low prices and premium Total-branded fuels and services, in France.

The Total access network will comprise approximately 600 service stations:

- around 300 Total-branded outlets, selected for their ability to handle the higher traffic generated by lower prices while maintaining their standard of service ;

- a all Elf-branded service stations, which already deploy a low-cost strategy, but thanks to Total access concept will now be able to offer products and services, such as Excellium fuels and GR cards, previously only available at Total service stations.

The Total access concept is the culmination of a lengthy test conducted at around 40 service stations in France. It reflects the Group’s commitment to more effectively serving consumers and expanding the range of services offered to professionals.

“The new concept is unique in fuel marketing in France,” commented Michel Bénézit, President of Total Refining & Marketing. “In addition to attractive prices, Total access service stations will offer the products and services on which Total’s network has built its reputation.”

Total access outlets will be located wherever the potential customer base has been deemed large enough to support low prices. They will be easy to recognize with their new, distinctive, contemporary visual identity. Two prototypes will begin operating in the Ile-de-France region in October 2011.

The Total access program has been presented to representatives of the Total Refining & Marketing employees involved.

Artist’s rendering of a Total access service station. All rights reserved.

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Christine DE CHAMPEAUX

Tel.: +33 (0) 1 47 44 47 49

Michaël CROCHET-VOUREY

Tel.: + 33 (0) 1 47 44 81 33

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Phénélope SEMAVOINE

Tel.: + 33 (0) 1 47 44 76 29

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

TOTAL S.A.

Capital 5.896.359.120 euros

542 051 180 R.C.S. Nanterre

www.total.com

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Total in France at a Glance

35,000 employees accounting for 38% of Total’s workforce

100,000 indirect jobs

166 plants

4,200 service stations

19% share of the retail fuel market

€1 billion in capital expenditure in 2010

€800 million of taxes paid in France

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 93,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com